Exhibit 99.1

AGNICO EAGLE PROVIDES UPDATE ON NUNAVUT OPERATIONS

Toronto (March 19, 2020) — Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle” or “the Company”) is providing an update on its Nunavut operations following yesterday’s declaration of a state of public health emergency relating to COVID-19 by the Government of Nunavut.

At the present time there are no confirmed cases of COVID-19 in Nunavut or at any of Agnico Eagle’s global operations.  The Company is working to ensure the continued health of local residents in the communities in which it operates.

Senior management from Agnico Eagle are meeting today with representatives from Rankin Inlet, Baker Lake, the Kivalliq Inuit Association, the Government of Nunavut and others to review the Company’s Pandemic Plan.  The Company is basing its guidelines on and is following the advice of the Public Health Agency of Canada and the different provincial and territorial governments with respect to the COVID-19 virus.

As part of an effort to protect the people of Nunavut, Agnico Eagle has decided to send home its Nunavut based work force (“Nunavummiut”) from the Meliadine and Meadowbank operations as well as the exploration projects for a period of four weeks.  All Nunavummiut workers currently on site will be returned home and those that are currently off-site will not return.  These employees will continue to receive their remuneration during this period.  In addition, Agnico Eagle will be meeting with its Nunavut contractors to discuss similar measures involving their Nunavummiut workers.

“We value our relationship with the people of Nunavut and are committed to do what is best for the health, safety and well-being of all our employees and the communities”, said Sean Boyd, Agnico Eagle’s Chief Executive Officer. “This precautionary measure is being implemented in order to eliminate the potential risk of transmission of COVID-19 from a southern worker to a Nunavut worker, with the risk of it moving into the communities.”

Agnico Eagle plans to continue operations at both Meliadine and Meadowbank with the remaining workforce.  This is a rapidly evolving situation and the Company will reassess the situation on an ongoing basis.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at March 19, 2020.  Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws.  These statements can be identified by the use of words such as “may”, “will” or similar terms.  Such statements include, without limitation: the Company’s plans to continue operations at both Meliadine and Meadowbank.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made.  Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.